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                                                                    Exhibit 99.1

[AEGON LOGO APPEARS HERE]

                                                                          565645
                                                                   PRESS RELEASE



AEGON APPOINTS BAS SNIJDERS SENIOR VICE-PRESIDENT GROUP TREASURY

AEGON N.V. announced today that it will appoint Bas Snijders (43) Senior Vice-President for Group Treasury. In this function, he will report to Michiel van Katwijk.

Bas Snijders has worked for SNS Bank as Director of Funding for over four years. Under his responsibility the bank significantly expanded its presence in international capital markets. Before joining SNS, Bas Snijders worked for Barclays Capital in London and he held various positions in (investment) banking with ABN AMRO Bank, Chase Manhattan and Barclays.

Bas Snijders will start with AEGON after the summer.

About AEGON
-----------
AEGON N.V. is the holding company of one of the world's largest listed insurance groups ranked by market capitalization and assets. Close to 90% of the existing business is in life insurance, pensions and related savings and investment products. The Group is also active in accident and health insurance, general insurance and limited banking activities. The AEGON Group is a decentralized multi-domestic corporation. Worldwide over 26,000 people are employed by AEGON.

AEGON is active in three major markets: the United States, the Netherlands and the United Kingdom. The Group is also present in, among others, Canada, Hungary, Spain, Belgium, Germany, Ireland, Taiwan and China and has a representative office in India. Its corporate headquarters are located in The Hague, the Netherlands.

The Hague, May 20, 2003


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